Exhibit 99.1
SINOVAC’S CREDIT RATING UPGRADED TO AAZ, SECOND HIGHEST RATING
-OBTAINS 10 MILLION RMB COMMERCIAL BANK LOAN WITH INTEREST PAYMENT SUBSIDY-

Beijing – October 9, 2008 - Sinovac Biotech Ltd. (Amex: SVA - News), a vaccine-focused biotech company in China, announced today that the Beijing Zhongguancun Enterprises Credit Promotion Association at the Zhongguancun Science and Technology Park organized an annual Business Credit Rating program. As part of that program, Sinovac Biotech Co. Ltd.’s (the Company) credit rating was successfully upgraded to AAzc, the second-highest level, from Azc, the third-highest level of nine levels. This available additional capital ensures the Company’s expansion of production scale and satisfies the capital demand of its business development strategy. Sinovac’s financial department is in active communication with the Zhongguancun Guarantee Company and increased the amount of credit guarantee. Meanwhile, the department is extending cooperation to other banks. Recently, the Company obtained 10 million RMB guaranteed loan from China Merchants Bank Shangdi Branch, which has a solid reputation in China and internationally.

Sinovac has established good credit with the Haidian Science Park of Zhongguancun Science and Technology Garden Zone and with the Regulatory Committees (or Haidian Park), which will subsidize 40% of the interest payment for the above mentioned bank loan, which is the highest standard in the area.

Mr. Weidong Yin, President and CEO, commented, “As the U.S. financial crisis spreads to the global markets, Sinovac will maintain its various capital raising opportunities through its established track record and reputation built in China. No matter how volatile the global financial market is, we will keep executing our expansion strategy. Both credit rating upgrade and bank loans will ensure capital raising sources for business development. Management is confident in the future of the company.”

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza) and Panflu(TM) (H5N1). Sinovac is currently developing Universal Pandemic Influenza vaccine and Japanese encephalitis vaccine. Additional information about Sinovac is available on its website, http://www.sinovac.com. To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-8289-0088 x9871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

     Investors/Media:
     Stephanie Carrington / Janine McCargo
     The Ruth Group
     Tel:   +1-646-536-7017/7033
     Email: scarrington@theruthgroup.com  / jmccargo@theruthgroup.com